Exhibit 77I

                       Terms of New or Amended Securities

1. At the November 11, 2003 Board meeting, the Board of Directors/Trustees of The ING Equity Trust approved the establishment of a new fund, the ING LargeCap Value Fund with Class A, Class B, Class C, Class I.

2. At the June 25, 2003 Board Meeting, the Board of Directors of ING Series Fund, Inc. approved the establishment of a class of shares for ING Index Plus LargeCap Fund, ING Index Plus MidCap Fund and ING Index Plus SmallCap Fund, to be designated as "R Class" shares.

3. At the June 24, 2003 Board Meeting, the Board of Trustees ratified the reclassification and designation of the issued and outstanding Shares of the Fund as Class R Shares, and the establishment of an additional Class of Shares designated as Class S Shares shall have been effective as of April 18, 2002.